                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF OCTOBER 2003

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                                CORSO D'ITALIA 41
                                ROME, ITALY 00198
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA ENTERS THE FRENCH BROADBAND MARKET

•

Telecom Italia France, a company 100%-owned by Telecom Italia SpA and helmed by Riccardo De Angelis, is rolling out its services in four major metropolitan areas: Paris, Marseilles, Nice and Lyon. The Telecom Italia France strategy is oriented around unbundling of the local loop, leveraging a proprietary IP protocol-based network infrastructure

•

Two innovative offerings: Alice Libre, France’s first and only subscription-free pay-as-you-go ADSL access service, and Alice Super, which bundles a telephone subscription and ADSL connection

•

Telecom Italia France already has a 1,900 km fibre optic network on French territory, designed to carry next generation IP protocol-based services

Paris, 2 October 2003 – Telecom Italia is raising its international profile by moving on to the French broadband services market. The French market is enjoying strong growth and offers attractive growth opportunities. The company’s strategy is being implemented through Telecom Italia France, a 100%-owned Telecom Italia SpA subsidiary.

Why Telecom Italia is targeting markets outside Italy

Telecom Italia’s entrance onto the French broadband market heralds an opening up of new horizons on the broadband and value added services markets. The company is leveraging its resources and assets – notably marketing, commercial channel management, technological know-how and customer-oriented services – by launching broadband services in France.

Telecom Italia will further develop its activity by moving into markets beyond its domestic borders and seizing opportunities available internationally.

International markets are looking very attractive, as demand for broadband access and value added services continues to post strong growth. Increasingly, the expanding competitive environment is being won through innovative offerings and customer service standards.

It is in this scenario that Telecom Italia focuses decisively on unbundling in the French market. Unbundling enables full control over all parts of the chain, technological and service-related; unbundling provides an opportunity to conduct a full and exclusive relationship with the customer.

Telecom Italia has set aside between 500 and 600 million euros to invest as part of its 2003-2005 plan to develop and expand broadband offerings in Europe.

Reasons for choosing the French market

The French broadband market is one of the fastest growing in Europe. Analysts estimate that France’s ADSL market will register exponential growth over the next few years, and be worth 5 billion euros by 2006. France currently has some 9,297,000 Internet users, of whom 1,807,000 have ADSL access (source: AFA).

France has the second highest number of broadband lines in Europe. It is expected that by 2006 the number of ADSL users in France will top 8.5 million (of whom 5.7 million using DSL technology). Around 50% of websurfers in France will be using ADSL, and 25% of landlines will be broadband enabled.

The Telecom Italia Network in Europe

Telecom Italia’s pan-European backbone is a key technological asset underpinning its strategy for broadband development in Europe. Telecom Italia’s 21,000 km high capacity fibre optic integrated voice, data and IP network includes 14 POPs and 4 metropolitan rings in London, Paris, Frankfurt and Amsterdam.

Telecom Italia France

Telecom Italia France is managed by Riccardo De Angelis (formerly head of International Business Development at Telecom Italia Wireline). The company’s registered headquarters is in Paris. Though its main centre of operations is located in Marseilles, commercial offices will be opened in all cities where the offer is rolled out, starting with Paris, Marseilles, Nice and Lyon. Once it is up and running, the company will employ around 500 people. Taking into account side-line business and indirect sales channels, the total number of employees is expected to reach around 2,000.

Telecom Italia France’s technology assets consist of around 1,900 km of fibre optic backbone and metropolitan ring network infrastructure. Designed specifically to carry next generation IP protocol services, this infrastructure will gradually be extended as POPs are added in areas of coverage. Alcatel is the company’s main technology partner.

Telecom Italia France – operational model

Telecom Italia France operations are currently up and running in four major metropolitan areas: Paris, Marseilles, Nice and Lyon. The development plan calls for an extension of technical and commercial coverage to the 13 urban areas that offer the country’s greatest appeal and medium-term growth potential.

The new company’s operating model is based on unbundling of the local loop. End-users will be connected to the Telecom Italia-run network by leasing the final part of the connection from France Telecom. Around 150 exchanges (corresponding to coverage of approximately 18% of the population) will be enabled by the end of 2003. This number is scheduled to increase to 400 by the end of 2004, corresponding to approximately 35% coverage of France’s population.

Alice offerings in France

Telecom Italia is focusing on two main offerings for the French market: Alice Libre and Alice Super.

Alice Libre is France’s first and only pay-as-you-go ADSL access service. As it is subscription-free, there is no monthly charge. Internet use is billed at €1.5 per hour, plus a one-off €50 set up charge. This package is characterized by its great flexibility. Because there is no contract minimum term, there are no charges for contract cancellation, nor any charges for technical support by phone.

Alice Super combines a telephone subscription with ADSL access, taking advantage of unbundling to offer total customer management. Alice Super offers unlimited ADSL access at one of three access speeds. In its basic configuration (telephone subscription plus unlimited 256 kbps ADSL access), it is priced at €23.95 per month (or just €10.95 per month until unbundling becomes available from France Telecom). This equates to savings of at least 25% and as much as 44% compared with other solutions currently available on the market.

The Alice range has been designed to provide technical and pricing solutions that cater to all customer needs.

All Alice packages include significant extras, including free 24 hour telephone helpdesk and 100 MB email capacity. Service is provided through a self-install kit, but customers can also request an engineer to come out and resolve any issues on site.

In the near future the Alice range will be enhanced with new value added voice services (SMS, MMS, voice portal, advanced voicemail, latest generation terminals), broadband connectivity (advanced messaging, video communication, multi-access parental control), and brand new content (video/audio on demand, online gaming, news and events).

The Alice range launches on 3 October. Customers can contact the Telecom Italia France call centre on “1033” (due to go live from fixed-line telephones), or go to the www.aliceadsl.fr Web site. A network of sales agents serves as the primary commercial channel in areas where coverage is available.

For more information:

 Media Relations

Wireline Press Office:  +39 06.36882610

www.telecomitalia.it/stampa_uk

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      October 2nd, 2003

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager